SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 29, 20003

PetroKazakhstan Inc. (Translation of registrant’s name into English)

140-4th Avenue S.W. #1460, Calgary Alberta, Canada T2P 3N3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F: Form20-F |_| Form40-F |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 29, 2003 PetroKazkhstan Inc.

By: /s/ Ihor Wasylkiw Ihor Wasylkiw Vice President Investor Relations

NEWS RELEASE

FOR IMMEDIATE RELEASE - July 29, 2003 FOR: PetroKazakhstan Inc. SUBJECT: Financial Results for the Second Quarter Ending June 30, 2003

CALGARY, Alberta - PetroKazakhstan Inc. (“PetroKazakhstan”) announces its financial results for the three months ending June 30, 2003. All amounts are expressed in U.S. dollars unless otherwise indicated.

HIGHLIGHTS:
•	Second consecutive quarter of record earnings and cash flow
•	KAM pipeline completed and operational
•	Record crude oil export shipments
•	Increasing quarterly production of 145,066 barrels of oil per day
•	New reserves found in Aryskum and Maibulak fields
•	Gas utilization project progressing and on schedule

FINANCIAL HIGHLIGHTS:

(in millions of US$ except per share amounts)	Six Months ended June 30		Three Months ended June 30

	2003	2002	2003	2002

Gross Revenue	$ 498.7	$ 320.7	$ 252.1	$ 177.4

Net income	136.4	56.9	68.2	33.8

Per share (basic)	1.74	0.70	0.87	0.42

Per share (diluted)	1.67	0.67	0.84	0.40

Cash flow	180.0	81.3	91.0	45.3

Per share (basic)	2.29	1.00	1.17	0.56

Per share (diluted)	2.20	0.96	1.12	0.53

Weight Average Shares Outstanding

Basic	78,538,671	80,911,226	78,000,877	81,196,383

Diluted	81,676,831	84,405,177	81,173,957	84,690,334

Shares Outstanding at End of Period	77,653,139	81,371,497	77,653,139	81,371,497

PetroKazakhstan is pleased to announce its financial results for the second quarter of 2003 with $68.2 million of net income, a 101.8% increase over the quarter ended June 30, 2002 and $91.0 million of cash flow, a 100.8% increase over the quarter ended June 30, 2002. This represents basic net income per share of $0.87 and basic cash flow per share of $1.17 for the quarter. The comparable figures for the quarter ended June 30, 2002 were $0.42 basic net income per share and $0.56 basic cash flow per share.

For the six months ended June 30, 2003 net income was $136.4 million, a 139.7% increase over the same period of 2002, and cash flow of $179.9 million, a 121.3% increase over the same period of 2002. This represents basic net income per share of $1.74 and basic cash flow per share of $2.29. The comparable figures for the six months ended June 30, 2002, were net income per share of $0.70 and basic cash flow per share of $1.00.

PetroKazakhstan’s second quarter 2003 average production was 145,066 barrels of oil per day (“bopd”). This represents a 23.1% increase as compared to 117,844 bopd in the second quarter of 2002.

The Company’s share repurchase program, in effect since August 7, 2002 will terminate on August 6, 2003. The Company is in the process of renewing the repurchase program for a second year.

1

UPSTREAM OPERATIONS REVIEW

KAM Pipeline

The 177 kilometre, 16-inch pipeline from Kumkol to Druzhaly via the KAM fields has been completed and now operational with the first railcars loaded on June 20th. The pipeline is capable of transporting and loading into rail cars 140,000 bopd and negates some 1,300 kilometres of pipeline and rail transportation currently in use. This material development has shown transportation cost savings in the region of $2.40 to $2.50 per barrel for the initial shipments. These cost savings may vary depending on the ultimate destination of future shipments. Full utilisation of this facility is expected to be achieved in the third quarter of 2003 providing additional transportation and marketing capacity and flexibility in addition to the cost savings.

Production

During the first quarter of 2003, PetroKazakhstan’s production volumes totaled 13.20 million barrels or an average of 145,066 barrels of oil per day (“bopd”). This represents a 23.1% increase over the second quarter 2002 production of 117,844 bopd and a 3.1% increase over the first quarter of 2003 production rates of 140,765 bopd. Adverse transportation conditions restricted crude oil exports, necessitating production restrictions in the early part of the second quarter. In addition, a temporary production injunction from the authorities, which has since been lifted, reduced production from the Aryskum field by some 9,000 bopd. Due to these deferrals in the first half of the year, the Company considers that the average production over the full year will now be in the region of 155,000 bopd representing a 14.1% increase over 2002 average production of 135,842. The revised production target for 2003 represent a 6.1% reduction from the original 2003 target of 165,000 bopd. For the week ending July 26, 2003, production had increased to approximately 162,000 bopd.

PetroKazakhstan currently has 8 service rigs operating that are conducting repair and maintenance work on wells to optimize daily production.

Kumkol Facilities and Fields

Construction started on 2 new Free Water Knockout (FWKO) facilities. When commissioned later in the third quarter of 2003, these facilities will further enhance the fluid handling capabilities within the field as water production gradually increases.

Additional down hole pumps are due to be installed in Kumkol South and South Kumkol wells, which will result in production increases.

An additional high pressure pump has been installed in the Kumkol South Water Injection Facility and will result in an increased injection capacity of over 20,000 barrels per day. Final electrical and instrumentation connections are in progress and will be completed in July.

Exploration

The exploration of the Company’s 260 D1 license, in which we are targeting previously unexplored stratigraphic plays continued on the discovery field, North Nurali, with the acquisition and interpretation of 3D seismic. The existence of the North Nurali field confirms the Company’s opinion that stratigraphic plays work in this region. Well locations have now been clearly identified and the first of three appraisal wells to delineate the field will be started in July. Four additional exploration wells, targeting stratigraphic plays in the basin, are planned for 2003; three in deep prospects and one shallow. All wells are expected to be completed by the first quarter of 2004.

2

Gas Utilization

The 55 megawatt gas power plant at Kumkol is 96.0% complete and on schedule for commissioning during the third quarter of 2003. This project will enable PetroKazakhstan to utilize associated produced gas and to establish a more reliable source of electricity within its fields. Excess electricity will be provided for sale into the Kazakhstan domestic market. The gas utilization project is jointly owned, with PetroKazakhstan and Turgai Petroleum CJSC (“Turgai”), each having an equal share.

Appraisal and Developments

East Kumkol

Joint Venture agreements with Turgai for the development and operation of the East Kumkol field, which extends unto the Kumkol North license, continue to progress. Production is planned to resume in the fourth quarter of 2003.

KAM Fields

Six new wells were drilled in the KAM fields during the second quarter, three producers in Aryskum and three injectors in Maibulak. The Aryskum wells targeted possible category reserves along the oil rim and were each successful in proving additional reserves and tested at over 1,400 bopd. The three Maibulak well locations, selected for injectors based on 3D seismic and reservoir modeling, have each encountered new multiple productive sections and are being flow tested.

The 6-inch pipeline connecting Kyzylkiya to Aryskum is complete and the upgrade of the processing facility to handle water production is on schedule for completion in the third quarter.

Construction of the Aryskum 8-inch pipeline to the main KAM pipeline is in progress as well as the Aryskum truck offloading facility and oil processing facility. Completion of the Aryskum construction is on schedule for the third quarter.

Equipment has been procured for the Maibulak water injection system; construction is expected to be completed by the end of the third quarter. Pumps have been installed on two producing wells and artificial lift will commence in July.

Kumkol North

A 27 well 2003 drilling program is progressing with 8 wells having been drilled to the end of June. Work has started on a new water injection plant due for commissioning in the third quarter and a new FWKO facility will be on line at the same time.

Kazgermunai

The program designed to increase field production by de-bottlenecking the system continued with the installation of larger export pumps. In addition, construction is underway for a water injection facility to be on-line in the fourth quarter. By the end of the year three production wells will be drilled, one in each of the Nurali, Aksai and Akshabulak East fields. The Company continues to address certain disputes with the joint venture partners regarding the ongoing management and operation of the joint venture.

CRUDE OIL MARKETING & TRANSPORTATION

The operational problems seen in the first quarter of 2003 and for the first month of the second quarter at various ports were vastly improved during the last two months of the second quarter. Shipments of crude increased to 7.04 million barrels or 77,317 bopd (908,352 tonnes) in the second quarter of 2003 compared to 5.25 million barrels or 58,354 bopd (677,983 tonnes) in the first quarter of 2003 and 6.71 million barrels or 73,778 bopd (866,708 tonnes) in the second quarter of 2002. That represents an increase of 34.0% versus the first quarter of 2003 and an increase of 4.8% versus the second quarter of 2002.

3

Shipments to China increased by approximately 6.0% versus the first quarter of 2003. The Company has also initiated, in late May, shipments to China from the terminal of Atasu, owned and operated by KazTransOil. The use of the Atasu terminal reduces rail distance to the Chinese border by about 435 kilometres, as compared to the southern route via the Company’s terminal at Tekesu. Shipments to the Fergana refinery in Uzbekistan, a new outlet, grew in the second quarter of 2003.

Progress on the modifications at the unloading Ray Terminal, located near the Tehran refinery, continues for the Iranian swap. Exports of crude oil by this route are expected to commence in the fourth quarter of 2003. Kumkol crude will be transported by rail from Shymkent through Uzbekistan and Turkmenistan and on to the Tehran refinery via the Sarakhs border crossing station. The swap contract includes compensation to recognise the higher quality of Kumkol crude compared to Iranian Light. A minor amount of work is required at the Ray Terminal to receive Kumkol crude at the Tehran refinery. The work is being financed and carried out by the refining and distribution arm of National Iranian Oil Company (NIOC) and the national railway company.

Crude oil sales volumes recorded in the second quarter of 2003 increased by 17.9% or 1.1 million barrels (142,023 tonnes) as compared to the first quarter of 2003.

Although generally lower than the first quarter of 2003, Brent quotations in the second quarter remained buoyant throughout the quarter despite the cessation of hostilities in Iraq. US oil stocks remained low on the back of the Venezuelan strike and the civil disturbances in Nigeria. In addition the market did not expect a rapid return of Iraqi oil to the market place and this together with the US oil stocks issue kept world prices firm. The average Brent quotation for the second quarter was $26.03 per barrel compared to $31.51 during the first. The spread of the daily average quotations during the second quarter was a little over $6.00 per barrel with a low of $22.88 per barrel and a high of $28.96 per barrel.

REFINING AND REFINED PRODUCT SALES

Refined product sales were up 6.7% in the second quarter of 2003 versus the first quarter of 2003. The opportunity was taken to optimize returns when domestic netbacks were better than export netbacks for short periods during the second quarter. As a result of this opportunity, the maintenance shutdown planned for June 2003 was postponed. The next maintenance shutdown is planned for the fourth quarter of 2003. The refinery processed 7.5 million barrels or 82,659 bopd of crude during the second quarter of 2003 compared to 8.3 million barrels or 91,746 bopd during the first quarter of 2003. No third party crude was processed in either the second quarter of 2003 or second quarter of 2002 while 0.23 million barrels were refined for third parties in the first quarter of 2003 and is included in this production. The reduction in volumes processed is due to higher processing rates during the first quarter required in part as a result of the export problems faced during the first quarter. Comparison to the second quarter of 2002 is not meaningful as the refinery maintenance shutdown took place during that period.

A number of the efficiency improvement programs initiated at the refinery began to yield benefits through improved energy usage and cost reductions. The project to revamp and bring on stream the Vacuum Distillation Unit continues to progress and is on track for completion later in 2003. The completion of this upgrade will allow the refinery to increase its production of higher valued distillates and reduce the overall production of lower value Mazut fuel oil.

Product prices continued to improve in the second quarter versus the first. Weighted average prices were approximately $1.20 per barrel ($9.31 per tonne) better against the first quarter of 2003 and $2.44 per barrel ($18.90 per tonne) better than the same period last year.

4

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

A full MD&A of the Second Quarter of 2003 is available on the Company’s website and can also be obtained on application from the Company.

PetroKazakhstan Inc. is an independent, integrated, international energy company, celebrating its sixth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange under the symbol PKN. They also trade on the Toronto Stock Exchange under the symbol PKN and on the Frankfurt exchange under the symbol PKZ.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Nicholas H. Gay	Ihor P. Wasylkiw
Senior Vice President Finance and CFO	Vice President Investor Relations
+44 (1753) 410-020	(403) 221-8658

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

5

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
UNAUDITED

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
REVENUE
Crude oil	134,175	113,223	276,417	175,786
Refined products	116,959	62,061	217,625	139,445
Processing fees	-	3	449	1,434
Interest and other income	967	2,111	4,244	4,064

	252,101	177,398	498,735	320,729

EXPENSES
Production	16,893	12,225	34,149	26,413
Royalties and taxes	15,117	9,795	24,631	22,171
Transportation	60,269	36,347	115,272	49,938
Refining	4,393	5,798	7,402	12,327
Crude oil and refined product purchases	16,046	20,549	25,416	38,649
Selling	6,719	4,892	12,190	10,621
General and administrative	12,254	15,330	25,574	27,831
Interest and financing costs	6,867	8,825	21,126	17,250
Depletion and depreciation	19,787	8,852	38,501	17,378
Foreign exchange loss (gain)	(3,428)	(65)	(5,526)	409

	154,917	122,548	298,735	222,987

INCOME BEFORE UNUSUAL ITEM	97,184	54,850	200,000	97,742

UNUSUAL ITEM
Arbitration settlement	-	1,001	-	7,091

INCOME BEFORE INCOME TAXES	97,184	53,849	200,000	90,651

INCOME TAXES (Note 9)
Current provision	27,080	18,360	63,252	28,348
Future income tax	1,272	1,253	(958)	4,105

	28,352	19,613	62,294	32,453

NET INCOME BEFORE MINORITY INTEREST	68,832	34,236	137,706	58,198
MINORITY INTEREST	621	428	1,271	1,281

NET INCOME	68,211	33,808	136,435	56,917

RETAINED EARNINGS (DEFICIT),
BEGINNING OF PERIOD	146,245	(43,265)	78,821	(66,366)

Normal Course Issuer Bid (Note 8)	(10,440)	-	(11,232)	-
Preferred share dividends	(8)	(8)	(16)	(16)

RETAINED EARNINGS (DEFICIT), END OF PERIOD	204,008	(9,465)	204,008	(9,465)

BASIC NET INCOME PER SHARE (Note 10)	0.87	0.42	1.74	0.70

DILUTED NET INCOME PER SHARE (Note 10)	0.84	0.40	1.67	0.67

See accompanying notes to the interim consolidated financial statements.

6

INTERIM CONSOLIDATED BALANCE SHEETS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) UNAUDITED
	June 30, 2003	December 31, 2002
ASSETS
CURRENT
Cash and cash equivalents (Note 4)	224,342	74,796
Accounts receivable (Note 5)	127,192	92,431
Inventory	30,805	40,529
Prepaid expenses	41,121	44,594
Current portion of future income tax asset	9,181	9,049

	432,641	261,399

Deferred charges	7,836	5,321
Future income tax asset	23,135	24,529
Property, plant and equipment	455,888	405,479

TOTAL ASSETS	919,500	696,728

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	66,879	96,076
Short-term debt (Note 6)	101,583	25,947
Prepayments for crude oil and refined products	8,244	3,540

	176,706	125,563

Long-term debt (Note 7)	314,766	266,603
Provision for future site restoration costs	6,545	4,167
Future income tax liability	14,794	17,015

	512,811	413,348

Minority interest	12,024	10,753
Preferred shares of subsidiary	80	83
COMMITMENTS AND CONTINGENCIES (Note 13)
SHAREHOLDERS’ EQUITY
Share capital (Note 8)	190,577	193,723
Retained earnings	204,008	78,821

	394,585	272,544

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	919,500	696,728

See accompanying notes to the interim consolidated financial statements

7

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) UNAUDITED

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

OPERATING ACTIVITIES
Net income	68,211	33,808	136,435	56,917
Items not affecting cash:
Depletion and depreciation	19,787	8,852	38,501	17,378
Amortization of deferred charges	359	466	3,052	625
Minority interest	621	428	1,271	1,281
Other non-cash charges	770	468	1,593	1,007
Future income tax	1,272	1,253	(958)	4,105

Cash flow	91,020	45,275	179,894	81,313
Changes in non-cash operating working capital items	(61,493)	(10,668)	(42,368)	(25,148)

Cash flow from operating activities	29,527	34,607	137,526	56,165

FINANCING ACTIVITIES
Short-term debt	(33,827)	(482)	16,675	(1,938)
Purchase of common shares (Note 8)	(13,816)	--	(14,848)	--
Long-term debt	34,698	(8,760)	98,808	25,195
Deferred charges paid	(1,150)	--	(3,601)	--
Proceeds from issue of share capital, net of
share issuance costs	20	24	470	613
Preferred share dividends	(8)	(8)	(16)	(16)

Cash flow (used in) from financing activities	(14,083)	(9,226)	97,488	23,854

INVESTING ACTIVITIES
Long-term investment	--	40,000	--	40,000
Capital expenditures	(35,143)	(33,995)	(85,464)	(53,504)
Purchase of preferred shares of subsidiary	(2)	(5)	(4)	(5)

Cash flow (used in) from investing activities	(35,145)	6,000	(85,468)	(13,509)

(DECREASE) / INCREASE IN CASH	(19,701)	31,381	149,546	66,510

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	244,043	99,941	74,796	64,812

CASH AND CASH EQUIVALENTS, END OF PERIOD	224,342	131,322	224,342	131,322

There were no cash equivalents as at June 30, 2003 and December 31, 2002.

See accompanying notes to the interim consolidated financial statements

8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS TABULAR AMOUNTS IN THOUSANDS OF DOLLARS, UNLESS OTHERWISE INDICATED) UNAUDITED

1	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of PetroKazakhstan Inc. (“PetroKazakhstan” or the “Corporation”) have been prepared by management, in accordance with generally accepted accounting principles in Canada. PetroKazakhstan Inc. was formerly known as Hurricane Hydrocarbons Ltd. Its main operating subsidiaries Hurricane Kumkol Munai (“HKM”) and Hurricane Oil Products (“HOP”) were renamed PetroKazakhstan Kumkol Resources (“PKKR”) and PetroKazakhstan Oil Products (“PKOP”), respectively. Certain information and disclosures normally required to be included in the notes to the annual financial statements has been omitted or condensed. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in PetroKazakhstan’s Annual Report for the year ended December 31, 2002. The accounting principles applied are consistent with those as set out in the Corporation’s annual financial statements for the year ended December 31, 2002.

The presentation of certain amounts for previous periods has been changed to conform with the presentation adopted for the current period.

2	SEGMENTED INFORMATION

On a primary basis the business segments are:
•	Upstream comprising the exploration, development and production of crude oil and natural gas.
•	Downstream comprising refining and the marketing of refined products and the management of the marketing of crude oil.

Upstream results include revenue from crude oil sales to Downstream, reflected as crude oil purchases in Downstream, as this presentation properly reflects segment results. This revenue is eliminated on consolidation.

9

3 months ended June 30, 2003
	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	162,240	-	-	(28,065)	134,175
Refined products	13,866	110,955	-	(7,862)	116,959
Processing fees	-	-	-	-	-
Interest and other income	197	357	413	-	967

	176,303	111,312	413	(35,927)	252,101

EXPENSES
Production	16,893	-	-	-	16,893
Royalties and taxes	14,911	206	-	-	15,117
Transportation	60,244	25	-	-	60,269
Refining	-	4,393	-	-	4,393
Crude oil and refined product
purchases	14,816	37,157	-	(35,927)	16,046
Selling	2,490	4,229	-	-	6,719
General and administrative	7,333	4,421	500	-	12,254
Interest and financing costs	6,127	695	45	-	6,867
Depletion and depreciation	15,104	4,651	32	-	19,787
Foreign exchange loss (gain)	(2,294)	(1,484)	350	-	(3,428)

	135,624	54,293	927	(35,927)	154,917

INCOME (LOSS) BEFORE INCOME TAXES	40,679	57,019	(514)	-	97,184

INCOME TAXES
Current provision	14,879	12,305	(104)	-	27,080
Future income tax	(3,508)	4,780	-	-	1,272

	11,371	17,085	(104)	28,352
MINORITY INTEREST	-	621	-	-	621

NET INCOME (LOSS)	29,308	39,313	(410)	-	68,211

Intersegment revenue	19,564	5,920	-	-	-

As at June 30, 2003	Upstream	Downstream	Corporate	Consolidated
Total assets	588,855	179,373	151,272	919,500
Total liabilities	450,800	55,018	6,993	512,811
Capital expenditures in the quarter	32,853	3,658	183	36,694

10

3 months ended June 30, 2002

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	135,783	-	-	(22,560)	113,223
Refined products	17,812	57,659	-	(13,410)	62,061
Processing fees	-	3	-	-	3
Interest and other income	1,475	617	19	-	2,111

	155,070	58,279	19	(35,970)	177,398

EXPENSES
Production	12,225	-	-	-	12,225
Royalties and taxes	9,276	519	-	-	9,795
Transportation	36,347	-	-	-	36,347
Refining	-	5,798	-	-	5,798
Crude oil and refined product
purchases	21,354	35,165	-	(35,970)	20,549
Selling	1,004	3,888	-	-	4,892
General and administrative	9,027	4,086	2,217	-	15,330
Interest and financing costs	2,170	336	6,319	-	8,825
Depletion and depreciation	6,044	2,784	24	-	8,852
Foreign exchange loss (gain)	(317)	86	166	-	(65)

	97,130	52,662	8,726	(35,970)	122,548

INCOME (LOSS) BEFORE UNUSUAL ITEMS	57,940	5,617	(8,707)	-	54,850

UNUSUAL ITEM
Arbitration settlement	1,001	-	-	-	1,001

INCOME (LOSS) BEFORE INCOME TAXES	56,939	5,617	(8,707)	-	53,849

INCOME TAXES
Current provision	13,757	4,486	117	-	18,360
Future income tax	2,550	(1,297)	-	-	1,253

	16,307	3,189	117	-	19,613
MINORITY INTEREST	-	428	-	-	428

NET INCOME (LOSS)	40,632	2,000	(8,824)	-	33,808

Intersegment revenue	22,560	13,410	-	-	-

Included in Upstream crude oil revenue are sales to one customer in the amount of $30.4 million.

As at June 30, 2002	Upstream	Downstream	Corporate	Consolidated
Total assets	366,167	161,319	130,493	657,979
Total liabilities	173,870	48,942	218,545	441,357
Capital expenditures in the quarter	31,319	2,573	103	33,995

11

6 months ended June 30, 2003

	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	338,699	-	-	(62,282)	276,417
Refined products	14,536	212,355	-	(9,266)	217,625
Processing fees	-	449	-	-	449
Interest and other income	2,719	796	729	-	4,244

	355,954	213,600	729	(71,548)	498,735

EXPENSES
Production	34,149	-	-	-	34,149
Royalties and taxes	24,326	305	-	-	24,631
Transportation	115,272	-	-	-	115,272
Refining	--	7,402	-	-	7,402
Crude oil and refined product
purchases	16,920	80,044	-	(71,548)	25,416
Selling	4,507	7,683	-	-	12,190
General and administrative	15,121	8,930	1,523	-	25,574
Interest and financing costs	11,181	1,182	8,763	-	21,126
Depletion and depreciation	29,122	9,321	58	-	38,501
Foreign exchange loss (gain)	(3,668)	(2,450)	592	-	(5,526)

	246,930	112,417	10,936	(71,548)	298,735

INCOME (LOSS) BEFORE INCOME TAXES	109,024	101,183	(10,207)	-	200,000

INCOME TAXES
Current provision	39,048	24,076	128	-	63,252
Future income tax	(5,722)	4,764	-	-	(958)

	33,326	28,840	128	-	62,294
MINORITY INTEREST	--	1,271	-	1,271

NET INCOME (LOSS)	75,698	71,072	(10,335)	-	136,435

Intersegment revenue	62,282	9,266	-	-	-

As at June 30, 2003	Upstream	Downstream	Corporate	Consolidated
Total assets	588,855	179,373	151,272	919,500
Total liabilities	450,800	55,018	6,993	512,811
Capital expenditures in the half year	77,426	9,248	341	87,015

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	Upstream	Downstream	Corporate	Eliminations	Consolidated

REVENUE
Crude oil	223,669	-	-	(47,883)	175,786
Refined products	28,799	136,195	-	(25,549)	139,445
Processing fees	-	1,434	-	-	1,434
Interest and other income	2,737	330	997	-	4,064

	255,205	137,959	997	(73,432)	320,729

EXPENSES
Production	26,413	-	-	-	26,413
Royalties and taxes	21,444	727	-	-	22,171
Transportation	49,938	-	-	-	49,938
Refining	-	12,327	-	-	12,327
Crude oil and refined product purchases	37,202	74,879	-	(73,432)	38,649
Selling	1,136	9,485	-	-	10,621
General and administrative	16,165	7,424	4,242	-	27,831
Interest and financing costs	4,271	676	12,303	-	17,250
Depletion and depreciation	11,812	5,520	46	-	17,378
Foreign exchange loss (gain)	590	(244)	63	-	409

	168,971	110,794	16,654	(73,432)	222,987

INCOME (LOSS) BEFORE UNUSUAL ITEMS	86,234	27,165	(15,657)	-	97,742

UNUSUAL ITEM
Arbitration settlement	7,091	-	-	-	7,091

INCOME (LOSS) BEFORE INCOME TAXES	79,143	27,165	(15,657)	-	90,651

INCOME TAXES
Current provision	19,041	8,942	365	-	28,348
Future income tax	4,216	(111)	-	-	4,105

	23,257	8,831	365		32,453

MINORITY INTEREST	-	1,281	-	-	1,281

NET INCOME (LOSS)	55,886	17,053	(16,022)	-	56,917

Intersegment revenue	47,883	25,549	-	-	-

Included in Upstream crude oil revenue are sales to one customer in the amount of $62.7 million.

As at June 30, 2002	Upstream	Downstream	Corporate	Consolidated
Total assets	366,167	161,319	130,493	657,979
Total liabilities	173,870	48,942	218,545	441,357
Capital expenditures in the half year	49,458	3,895	151	53,504

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3	JOINT VENTURES

The Corporation has the following interests in two joint ventures:

a)	a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC (“Turgai”), which operates the northern part of the Kumkol field in Kazakhstan.

b)	a 50% equity shareholding with equivalent voting power in LLP Kazgermunai (“Kazgermunai”), which operates three oil fields in Kazakhstan: Akshabulak, Nurali and Aksai.

The following amounts are included in the Corporation’s consolidated financial statements as a result of the proportionate consolidation of its joint ventures before consolidation eliminations:

3 months ended June 30, 2003

	Turgai	Kazgermunai	Total

Cash	13,206	14,123	27,329
Current assets, excluding cash	6,511	20,758	27,269
Property, plant and equipment, net	59,565	58,342	117,907
Current liabilities	26,643	6,467	33,110
Long-term debt		46,035	46,035

Revenue	29,494	20,653	50,147
Expenses	16,360	15,968	32,328
Net income	13,134	4,685	17,819

Cash flow from operating activities	24,255	4,930	29,185
Cash flow used in financing activities	-	(6,016)	(6,016)
Cash flow used in investing activities	(11,200)	(2,342)	(13,542)

Revenue for the three months ended June 30, 2003 includes $10.6 million of crude oil sales made by Turgai to Downstream. This amount was eliminated on consolidation.

3 months ended June 30, 2002

	Turgai	Kazgermunai	Total

Cash	1,483	9,033	10,516
Current assets, excluding cash	5,593	15,603	21,196
Property, plant and equipment	22,359	54,812	77,171
Current liabilities	11,518	1,581	13,099
Long-term debt	-	62,441	62,441

Revenue	18,634	10,017	28,651
Expenses	10,868	6,989	17,857
Net income	7,766	3,028	10,794

Cash flow from operating activities	1,786	(1,306)	480
Cash flow used in financing activities	-	629	629
Cash flow used in investing activities	(2,959)	(2,010)	(4,969)

Revenue for the three months ended June 30, 2002 includes $7.0 million of crude oil sales made by Turgai and $1.9 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

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6 months ended June 30, 2003

	Turgai	Kazgermunai	Total

Cash	13,206	14,123	27,329
Current assets, excluding cash	6,511	20,758	27,269
Property, plant and equipment, net	59,565	58,342	117,907
Current liabilities	26,643	6,467	33,110
Long-term debt	-	46,035	46,035

Revenue	59,710	42,787	102,497
Expenses	38,810	28,573	67,383
Net income	20,900	14,214	35,114

Cash flow from operating activities	34,314	17,693	52,007
Cash flow used in financing activities	-	(6,016)	(6,016)
Cash flow used in investing activities	(21,416)	(6,251)	(27,667)

Revenue for the six months ended June 30, 2003 includes $18.7 million of crude oil sales made by Turgai to Downstream. This amount was eliminated on consolidation.

	Turgai	Kazgermunai	Total

Cash	1,483	9,033	10,516
Current assets, excluding cash	5,593	15,603	21,196
Property, plant and equipment	22,359	54,812	77,171
Current liabilities	11,518	1,581	13,099
Long-term debt	-	62,441	62,441

Revenue	30,586	15,255	45,841
Expenses	18,142	13,786	31,928
Net income	12,444	1,469	13,913

Cash flow from operating activities	4,254	(968)	3,286
Cash flow used in financing activities	-	1,373	1,373
Cash flow used in investing activities	(4,270)	(2,888)	(7,158)

Revenue for the six months ended June 30, 2002 includes $15.5 million of crude oil sales made by Turgai and $5.9 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

4	CASH AND CASH EQUIVALENTS

As at June 30, 2003 cash and cash equivalents included $15.6 million of cash dedicated to a debt service reserve account for the Corporation’s Term Facility (nil as at December 31, 2002). This cash is unavailable for general corporate purposes.

As at June 30, 2003 cash and cash equivalents included $3.1 million of cash dedicated to a margin account for the hedging program. As at December 31, 2002 the balance on this margin account was $5.7 million, which was subsequently released.

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5	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	June 30, 2003	December 31, 2002

Trade	75,096	61,085
Value added tax recoverable	9,708	1,718
Due from Turgai	25,196	17,357
Other	17,192	12,271

	127,192	92,431

6	SHORT-TERM DEBT

	June 30, 2003	December 31, 2002

Working capital facilities	9,765	14,947
Current portion of term facility	54,285	-
Current portion of term loans	2,039	-
Joint venture loan payable	11,000	11,000
PKOP Bonds (Note 7)	24,494	-

	101,583	25,947

The working capital facilities are revolving, for terms of one to eight years, are secured and have interest rates ranging from Libor plus 3.5% per annum to 14% per annum.

7	LONG-TERM DEBT

	June 30, 2003	December 31, 2002

Term facility	135,715	-
9.625% Notes	125,000	-
Kazgermunai debt	40,191	45,231
Term loans	13,860	-
12% Notes	-	208,210
PKOP bonds	-	13,162

	314,766	266,603

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Term facility

On January 2, 2003, PetroKazakhstan Kumkol Resources (“PKKR”) entered into a secured $225.0 million term facility secured by crude oil export contracts. This facility is repayable in 42 equal monthly installments commencing July 2003. The facility bears interest at a rate of LIBOR plus 3.25% per annum. PKKR has drawn $190.0 million under this facility and has chosen not to utilize the remainder. PKKR has the right to repay the facility prior to its maturity, under certain terms and conditions.

As a guarantor of the facility, the Corporation must comply with certain covenants including a limitation as to total debt and certain other financial covenants. The Corporation must also maintain a minimum cash balance of $40.0 million, of which an amount equal to 3 months principal and interest payments must be maintained in a security deposit account (see Note 4).

PKKR is also required to hedge 450,000 barrels of crude oil production per month for 2004 with a minimum price of $17.0 per bbl. As PKKR has not drawn the full amount of the facility, the hedged volumes have been reduced to 372,500 barrels of crude oil per month for 2004.

Included in deferred charges as at June 30, 2003 are $3.1 million of issue costs related to the Term facility, which will be amortized over the term of the facility.

9.625% Notes

On February 12, 2003, PetroKazakhstan Finance B.V., a wholly owned subsidiary of PKKR issued U.S. $125.0 million 9.625% Notes due February 12, 2010. The Notes are unsecured, unconditionally guaranteed by the Corporation, PKKR and PKOP, and were issued at a price of 98.389% of par value. Each of the guarantors has agreed to certain covenants, including limitations on indebtedness, restrictions on payments of dividends and on pledging of assets as security.

Issue costs of $1.8 million and the discount on the sale of the Notes of $2.0 million are recorded as deferred charges and will be amortized over the term of the Notes.

Kazgermunai debt

The Kazgermunai debt is non-recourse to the Corporation. During the three months ended June 30, 2003, Kazgermunai repaid $11.6 million (50% - $5.8 million) of principal and interest.

Term loans

PKKR has obtained loans guaranteed by Export Credit Agencies for certain equipment related to the Kyzylkiya, Aryskum and Maibulak (“KAM”) pipeline and the Gas Utilization Facility. The loans are secured by the equipment purchased, bear interest at LIBOR plus 4% per annum, are repayable in equal semiannual installments and have final maturity dates ranging from five to seven years.

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12% Notes

On February 3, 2003 the Corporation redeemed all $208.2 million of its outstanding 12% Notes due in 2006. The Notes were redeemed for an aggregate redemption price of $212.4 million, representing 102% of the principal amount of the Notes, plus accrued and unpaid interest of $12.5 million, for a total of $224.9 million. Deferred charges of $1.4 million recorded as at December 31, 2002 were expensed upon redemption.

PKOP bonds

On March 20, 2001 PetroKazakhstan Oil Products (“PKOP”) registered 250,000 unsecured bonds (par value $100) in the amount of $25 million with the National Securities Commission of the Republic of Kazakhstan (the “PKOP bonds”). The PKOP bonds have a three-year maturity, are due on February 26, 2004 and bear a coupon rate of 10% per annum. The PKOP bonds are listed on the Kazakh Stock Exchange.

As at December 31, 2002 134,800 bonds had been issued for consideration of $13.2 million. On February 13, 2003, PKOP issued the remaining 115,200 Bonds for consideration of $11.4 million.

The PKOP bonds contain certain covenants including a limitation on indebtedness.

Repayment

Principal repayments due for each of the next five years and in total are as follows:

	2003	2004	2005	2006	2007	There- after	Less amounts included in short term debt	Total long- term debt

Working capital facilities	9,765	-	-	-	-	-	(9,765)	-
Joint venture loan payable	11,000	-	-	-	-	-	(11,000)	-
PKOP bonds	-	24,494	-	-	-	-	(24,494)	-
9.625% Notes	-	-	-	-	-	125,000	-	125,000
Term Facility	27,143	54,285	54,286	54,286	-	-	(54,285)	135,715
Kazgermunai	-	-	-	-	-	40,191	-	40,191
Term loans	707	2,665	2,665	2,665	2,271	4,926	(2,039)	13,860

	48,615	81,444	56,951	56,951	2,271	170,117	(101,583)	314,766

The Kazgermunai debt does not have fixed repayment terms.

The fair value of long-term debt as at June 30, 2003 approximates its carrying value, as it bears interest at market rates.

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8	SHARE CAPITAL

Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class A redeemable preferred shares, issuable in series.

Issued Class A common shares:

	Three Months Ended June 30, 2003		Three Months Ended June 30, 2002

	Number	Amount	Number	Amount

Balance, beginning of period	79,028,539	193,933	81,041,713	199,097

Shares repurchased and cancelled pursuant to Normal Course Issuer Bid (a)	(1,379,300)	(3,376)	-	-
Stock options exercised for cash	3,900	20	232,075	(64)
Corresponding convertible securities, converted	-	-	97,709	88

Balance, end of period	77,653,139	190,577	81,371,497	199,121

	Six Months Ended June 30, 2003		Six Months Ended June 30, 2002

	Number	Amount	Number	Amount

Balance, beginning of period	78,956,875	193,723	80,103,784	198,506

Shares repurchased and cancelled pursuant to Normal Course Issuer Bid (a)	(1,477,400)	(3,616)		-
Stock options exercised for cash	170,400	467	1,168,125	529
Corresponding convertible securities, converted	3,264	3	107,908	97
Cancelled shares	-	-	(8,320)	(11)

Balance, end of period	77,653,139	190,577	81,371,497	199,121

(a)	During the third quarter of 2002, the Corporation adopted a normal course issuer bid to repurchase, for cancellation, up to 5,253,238 common shares during the period from August 7, 2002 to August 6, 2003. As at December 31, 2002, the Corporation had purchased and cancelled 2,531,870 shares at an average price of C$14.57 per share. The Corporation purchased and cancelled an additional 1,477,400 at an average price of C$14.69 per share during the six months ended June 30, 2003. The excess of cost over the book value for the shares purchased was applied to retained earnings.

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(b)	The Corporation has elected to use the intrinsic value method of accounting for stock options and to disclose the pro forma results of using the fair value method.

The pro forma net income per share had we applied the fair-value based method of accounting for stock options follows: Three Months Ended June 30, Six Months Ended June 30, 2003 2002 2003 2002

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Net income
As reported	68,211	33,808	136,435	56,917
Pro forma	68,002	33,406	136,196	56,458
Basic net income per share
As reported	0.87	0.42	1.74	0.70
Pro forma	0.87	0.41	1.73	0.70
Diluted net income per share
As reported	0.84	0.40	1.67	0.67
Pro forma	0.84	0.40	1.67	0.67

A summary of the status of the Corporation’s stock option plan as of June 30, 2003 and the changes during the six months ended June 30, 2003 and year ended December 31, 2002 is presented below (expressed in Canadian dollars):

	Options	Weighted Average Exercise Price

Outstanding at December 31, 2001	5,736,880	3.07

Granted	605,000	14.65
Exercised	(1,393,281)	1.09
Forfeited	(98,463)	6.73

Outstanding at December 31, 2002	4,850,136	5.01

Granted	17,000	16.20
Exercised	(173,664)	0.06
Forfeited	(28,300)	9.62

Outstanding at June 30, 2003	4,665,172	5.06

Options exercisable as at:
December 31, 2002 (amended)	1,908,798	3.87
June 30, 2003	2,527,127	2.82

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9	INCOME TAXES

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to the Corporation’s income before income taxes. This difference results from the following items:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Statutory Kazakhstan income tax	30%	30%	30%	30%

Expected tax expense	29,155	16,155	60,000	27,196
Non-deductible amounts, net	(803)	4,390	2,294	3,500
Lower tax rate for South Kumkol field	-	(932)	-	(1,096)
Future tax recognized	-	-	-	2,853

Income tax expense	28,352	19,613	62,294	32,453

10	NET INCOME PER SHARE

The net income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Weighted average number of common shares outstanding	78,000,877	81,196,383	78,538,671	80,911,226
Dilution from exercisable options (including convertible securities)	3,173,080	3,493,951	3,138,160	3,493,951

Diluted number of shares outstanding	81,173,957	84,690,334	81,676,831	84,405,177

No options were excluded from the calculation of diluted number of shares outstanding for the three months and six months ended June 30, 2003 and 2002, as the market price was in excess of exercise price.

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11	FINANCIAL INSTRUMENTS

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with a major financial institution.

Contract Amount (bbls per month)	Contract Period	Contract Type	Price Ceiling ($/bbl)	Price Floor ($/bbl)
187,500	January 2003 to December 2003	Zero cost collar	29.00	17.00
75,000	January 2003 to December 2003	Zero cost collar	30.00	17.00
112,500	January 2003 to December 2003	Zero cost collar	29.00	18.00
75,000	January 2003 to December 2003	Zero cost collar	29.50	19.00

450,000

75,000	January 2004 to December 2004	Zero cost collar	28.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.00	17.00
75,000	January 2004 to December 2004	Zero cost collar	29.25	17.00
37,500	January 2004 to December 2004	Zero cost collar	29.60	17.00
75,000	January 2004 to December 2004	Zero cost collar	30.20	18.00
35,000	January 2004 to December 2004	Zero cost collar	30.20	18.00

372,500

During the three and six months ended June 30, 2003, the Corporation has foregone revenue of $3.1 million through these contracts.

12	CASH FLOW INFORMATION

Interest and income taxes paid:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Interest paid	7,363	3,202	16,832	22,505

Income taxes paid	36,050	17,246	26,292	61,468

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13	COMMITMENTS AND CONTINGENCIES

Kazakhstani environment

Kazakhstan, as an emerging market, has a business infrastructure that is not as advanced as those usually existing in more developed free market economies. As a result, operations carried out in Kazakhstan can involve risks that are not typically associated with those in developed markets.

The development of instability in the ongoing market transformation process could lead to changes in the fundamental business infrastructure in which the Corporation currently operates. Changes in the political, legal, tax or regulatory environment could adversely impact the Corporation’s operations.

Government taxes and legislation

The local and national tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations can lead to the imposition of penalties and interest.

The Corporation through its operating subsidiaries in Kazakhstan, has disputed tax assessments received for the years 1998 through 2001.

The Corporation has been engaged in two court cases in Kazakhstan pertaining to the disputed assessments for 1998 and 1999. The first involved PKOP and was for approximately $8.8 million. PKOP has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is a possibility that the Ministry of State Revenue may appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. No provision has been made in the consolidated financial statements for this assessment.

The second case involved PKKR and was for a total of approximately $10.5 million including taxes, fines, interest and penalties. PKKR was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. PKKR was unsuccessful in obtaining the Supervisory Commission’s agreement to hear its appeal on the assessed taxes. The Corporation provided for $2.9 million of the $10.5 million in the December 31, 2002 consolidated financial statements. PKKR is currently disputing the remaining $7.6 million of the $10.5 million, which relates to fines and penalties assessed, as PKKR believes there was an incorrect application of the provisions of the tax act. No provision has been made for the disputed penalties.

The Corporation, through its operating subsidiaries in Kazakhstan received tax assessments for 2000 and 2001 amounting to $56.0 million, which were reduced through negotiations to $45.0 million (including our 50% share of Turgai’s assessments). The Corporation does not agree with these assessments and has filed court cases disputing these amounts, hence no provision was made in the consolidated financial statements. PKOP has been successful at the first level of the court system and at the Supreme Court with respect to the entire $12.5 million of its assessment. This assessment was for withholding taxes on the acquisition of an interest in the Caspian Pipeline Consortium (“CPC”) and this transaction was not completed. Turgai has been successful at the first two levels of the court system on almost its entire assessment of $12.0 million, of which $6.0 million is our 50% share.

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The PKKR court cases commenced in February of 2003. The disputed assessment was split into two cases. The first case was for amounts totaling approximately $13.0 million and at the first level of the court system PKKR was successful on $3.8 million of the $13.0 million and lost on the remainder. The issues that PKKR lost were the assessment of royalties on flared associated gas (approximately $7.2 million) and a claim for social taxes under tax stability provisions of PKKR’s Hydrocarbons Contracts. This claim on social taxes was made in spite of an agreement revising this clause of the contract. There were a number of items amounting to $3.8 million upon which PKKR was successful. The Corporation has appealed to the Supreme Court and the case will be heard in the third quarter of 2003. The second case was for $13.5 million, with $6.9 million related to transfer pricing sent back by the court for re-negotiation. The amount has been reduced through re-negotiation by $3.3 million to $3.6 million. The other $6.6 million is comprised of a number of items and the Corporation expects that the determination of this $6.6 million and the remaining $3.6 million related to the transfer pricing will be subject to further court proceedings.

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